Gogo Inc.

1250 N. Arlington Heights Road, Suite 500

Itasca, IL 60143

BY HAND

June 18, 2013

Office of the Secretary

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Registration Statement on Form S-1 of

Gogo Inc.

File No. 333-178727

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Gogo Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EST) on June 20, 2013 or as soon thereafter as possible.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrant may not asset staff comments and this action as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

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Very truly yours,

Gogo Inc.

By:	/s/ Marguerite M. Elias
Marguerite M. Elias General Counsel and Secretary

cc:	Matthew E. Kaplan

Debevoise & Plimpton LLP

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